Filed by Extended Systems, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: ViaFone, Inc.
Commission File No. 000-23597

On May 28, 2002, Extended Systems issued a press release announcing that Extended Systems and ViaFone, Inc. had entered into an Agreement and Plan of Merger and Reorganization, dated as of May 28, 2002. The text of the press release follows.

FOR IMMEDIATE RELEASE

Media Contacts:
Joanne Taylor	Tiffany Curci
Extended Systems	Voce Communications
208-322-7575, ext. 6015	208-725-2062
joannet@extendedsystems.com	tcurci@vocecommunications.com

Extended Systems to Acquire ViaFone
Mobile software company to add real-time capabilities and out-of-the-box mobile sales and service applications to deliver a single-vendor, mobile platform to Global 2000 companies

BOISE, Idaho—(May 28, 2002)—Extended Systems (Nasdaq: XTND), a leading provider of mobile data management and wireless connectivity solutions, today signed a definitive agreement to acquire ViaFone, a Brisbane, Calif.–based company that provides a real–time, mobile platform and out–of the–box mobile applications to the enterprise.

Extended Systems CEO and President Steve Simpson said the acquisition is a move to further strengthen Extended Systems’ leadership position in the enterprise market and to aid in executing its strategy to enable Global 2000 companies to extend business–critical enterprise applications to mobile and wireless environments.

“We expect the acquisition of ViaFone to significantly accelerate Extended Systems’ strategy to deliver a single mobile platform that provides both mobile business applications and groupware sync support to corporate IT,” said Simpson. “We believe the combination of technologies, as well as the addition of ViaFone’s alliance relationships and corporate accounts, will put Extended Systems in a very strong competitive position in the enterprise market.”

Under the terms of the definitive agreement, unanimously approved by the Boards of Directors of both companies, all outstanding shares of ViaFone will be exchanged for 3,000,000 newly issued shares of Extended Systems common stock. ViaFone options will not be assumed and will expire on the effective date of the merger. The transaction values ViaFone at approximately $11.4 million on a fully diluted basis (based on the average closing price of Extended Systems’ stock, for the five days ending on May 24, 2002). Russ McMeekin, CEO of ViaFone, is expected to join the Extended Systems Board of Directors upon completion of the transaction.

By integrating ViaFone’s OneBridge Mobility Platform with Extended Systems’ XTNDConnect data synchronization and management software, Extended Systems will expand its offering to include real–time, as well as offline, capabilities for mobile email, PIM and enterprise applications. The addition of WAP and browser–based support to current support for RIM, Pocket PC, Palm OS and Symbian mobile devices, will enable Extended Systems to provide mobile workers access to business-critical information across all major mobile devices.

Additionally, ViaFone’s OneBridge solution will enhance Extended Systems’ ability to provide a complete set of tools to centrally manage multiple devices and is expected to speed delivery of enterprise-ready mobile sales and service applications that extend existing enterprise investments in customer relationship management (CRM), enterprise resource planning (ERP) and specific financial, pharmaceutical, and transportation business applications. Most significant to the market—the complete package offers enterprise customers the ability to work with a single software vendor that can meet their mobile and wireless needs now and in the future.

“ViaFone’s mobile application development experience and focus on end user requirements integrates exceptionally well with Extended Systems’ plans to expand mobile and wireless applications solutions to their Global 2000 customer base,” said McMeekin. “The combined company offers the enterprise a solution provider with tremendous capabilities and experience in delivering online and offline business solutions that address the entire continuum of mobile devices, enterprise applications, and multiple network connections.”

Extended Systems expects to maintain ViaFone’s offices in Toronto, Canada and Brisbane, Calif., leveraging ViaFone’s Bay Area headquarters to further establish Extended Systems’ physical presence in Silicon Valley. Extended Systems will account for this transaction using the purchase method of accounting, and the transaction is expected to be tax–free to the stockholders of both companies for U.S. federal income tax purposes. Of the 3,000,000 newly–issued shares of Extended Systems common stock that will be issued to the holders of outstanding shares of ViaFone, 15 percent will be placed in an escrow fund for a period of 12 months in order to satisfy any indemnity claims that may arise. Additionally, approximately 84 percent of the total shares to be issued will be subject to lock up agreements and released from lock up over a period of 12 months. The deal is subject to the approval of the stockholders of Extended Systems and ViaFone, certain regulatory approvals, and other customary closing conditions, and is expected to close in July or August. Until then, both companies will continue to operate independently. SoundView Technology Group rendered a fairness opinion to the Board of Directors of Extended Systems for this transaction.

Extended Systems will hold a conference call today at 5:30 p.m. Eastern Time to discuss the acquisition. At this time, management may answer questions concerning management’s view on revenue and earnings forecasts for the combined companies and other business and financial matters affecting Extended Systems. A simultaneous live Web cast of the call will be available over the Internet at www.vcall.com. A replay of the call will be available over the Internet at www.vcall.com within 24 hours of the call. A replay of the call also will be available at 877–660–6853 within this timeframe. The pass codes are account #1628 and conference ID #36224. The replay will be active until May 31, 2002 at 12:00 AM Eastern.

Additional Investor Information
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission’s website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems’ stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems’ Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov/ and from Extended Systems.

About ViaFone
ViaFone is a leading provider of mobile enterprise applications that keep business moving in the field by bridging field sales and service employees and critical business systems, information and processes. ViaFone OneBridge delivers voice and wireless data applications across all major mobile devices, including Pocket PC, Palm handhelds, RIM BlackBerry pagers and WAP and standard telephones.

Founded in September 1999, ViaFone is based in Brisbane, Calif., with additional offices in Toronto, Atlanta and Paris. To learn more about ViaFone’s innovative solutions, please visit www.viafone.com or call 1–800–361–0061 in the U.S. and + 33–1–53–65–65–53 in Europe.

About Extended Systems
Extended Systems is a global leader in providing mobile infrastructure software that extends enterprise applications to mobile and wireless environments. The company’s products include data synchronization and management software, mobile application development software, short–range wireless connectivity products (Bluetooth and IrDA–compliant), and client/server database management systems with remote access capabilities. Extended Systems’ customers and key relationships include 3Com, Agilent, Ericsson, Hewlett–Packard, IBM, Microsoft, Motorola, NEC, Palm, Sharp, and Toshiba.

Founded in 1984, Extended Systems has offices and subsidiaries in the United States and worldwide. For more information, call 1–800–235–7576 or visit the company Web site at www.extendedsystems.com.

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This press release contains forward–looking statements, including statements regarding Extended Systems’ market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone’s capabilities and technology and expand its product offerings, to accelerate Extended Systems’ strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward–looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings related to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction, approval of the merger by the ViaFone and Extended Systems stockholders, any regulatory review and approval of the transaction, the need for Extended Systems to successfully integrate ViaFone’s employees, products, partners, customers and operations, the need for the combined company to successfully develop new products and services, overall economic conditions and the level of information technology purchasing by existing and potential customers, the success of key business relationships, continued growth in the markets for the combined companies products, the perceived and realized benefits of mobile devices, the acceptance of specific industry–wide standards and protocols, the risks associated with development of new products and product enhancements, the impact of competitive products and pricing, and other risks as detailed from time–to–time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10–K and Quarterly Reports on Form 10–Q to be filed in fiscal 2002.